FNX MINING COMPANY INC. ANNOUNCES CLOSING
OF $102 MILLION "BOUGHT DEAL" FINANCING

Toronto, Ontario - November 28, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) (“FNX”) is pleased to announce that it has completed its previously announced bought deal by issuing 7.5 million common shares of FNX at a price of $13.60 per common share for aggregate gross proceeds of $102 million.

FNX plans to use the net proceeds of the offering for the development of FNX’s 100% owned Sudbury properties including; rehabilitation and development of FNX’s 100% owned Sudbury properties; rehabilitation and development of the Levack Mine; Phase I development of the Podolsky 2000 Deposit; Phase II development of the PM Deposit; exploration and development of the Levack Footwall Deposits; continued exploration and development of the Podolsky North and South Deposits; exploration of the Aurora properties; and for working capital and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel:  416-628-5922; Fax:  416-360-0550; E-mail:  tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel:  416-368-0990; Fax:  416-360-0550; E-mail:  rgagel@fnxmining.com